                                                                      EXHIBIT 11


                       STERLING BANCORP AND SUBSIDIARIES
               STATEMENT RE COMPUTATION OF PER SHARE EARNINGS(1)

                                                           Years Ended December 31,
                                                  -----------------------------------------
                                                      2000           1999           1998
                                                  -----------   ------------   ------------
Net income                                        $16,558,657    $14,563,952    $12,796,543
Less: preferred dividends                              82,441         65,587         51,053
                                                  -----------    -----------    -----------
NET INCOME AVAILABLE FOR COMMON SHAREHOLDERS
  AND ADJUSTED FOR DILUTED COMPUTATION            $16,476,216    $14,498,365    $12,745,490
                                                  ===========    ===========    ===========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING          9,122,973      9,309,489      9,469,207
Add dilutive effect of:
  Stock options(2)                                     89,502        133,613        264,630
  Convertible preferred stock                         239,967        242,670        244,588
                                                  -----------    -----------    -----------
ADJUSTED FOR ASSUMED DILUTED COMPUTATION            9,452,442      9,685,772      9,978,425
                                                  ===========    ===========    ===========

BASIC EARNINGS PER SHARE                                $1.81          $1.56          $1.35
                                                        =====          =====          =====
DILUTED EARNINGS PER SHARE                              $1.74          $1.50          $1.28
                                                        =====          =====          =====

(1) The parent company's Board of Directors announced on November 16, 2000, the declaration of a 10% stock dividend payable on December 8, 2000 to shareholders of record on December 1, 2000 and announced on November 18, 1999, the declaration of a 5% stock dividend payable on December 14, 1999 to shareholders of record on that date. Fractional shares were cashed-out and payments were made to shareholders in lieu of fractional shares. The basic and diluted average number of shares outstanding and earnings per share information for all prior reporting periods have been restated to reflect the effect of these stock dividends.

(2) Options issued with exercise prices greater than the average market price of the common shares for each of the years ended December 31, 2000, 1999 and 1998 have not been included in computation of diluted EPS for those respective years. As of December 31, 2000, 334,950 options to purchase shares at prices between $21.44 and $24.25 were not included; as of December 31, 1999, options to purchase 691,845 shares at prices between $17.98 and $24.25 were not included; as of December 31, 1998, options to purchase 18,480 shares at a price of $24.25 were not included.